UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Bioventus, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

09075A108

(CUSIP Number)

John A. Bartholdson

Juniper Investment Company, LLC

555 Madison Avenue, 24th Floor

New York, New York 10022

(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 14, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09075A108	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,624,431
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,624,431
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,624,431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,624,431
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,624,431

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,624,431
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,956,706
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,956,706
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Targeted Opportunity Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,956,706
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,956,706

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,956,706
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 6 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,656,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,656,987
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,656,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14		TYPE OF REPORTING PERSON (See Instructions) IA

Page 6 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 7 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,656,987
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,656,987
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,656,987
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 8 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,727
	8	SHARED VOTING POWER 6,656,987
	9	SOLE DISPOSITIVE POWER 22,727
	10	SHARED DISPOSITIVE POWER 6,656,987
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,679,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.7%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 9 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Multi-Strategy Fund, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 75,850
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 75,850
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 15 Pages

SCHEDULE 13D

CUSIP No. 09075A108	Page 10 of 15 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,850
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 75,850
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,850
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 10 of 15 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 to the Schedule 13D (the “Amendment No. 3”) relates to the Schedule 13D filed on July 21, 2022 (the “Initial Schedule 13D” and, as amended and supplemented through the date of this Amendment No. 3, collectively the “Schedule 13D”), by the Reporting Persons, relating to the Class A Common Stock, $0.001 par value per share (the “Shares”), of Bioventus, Inc., a Delaware Corporation (the “Issuer”). Capitalized terms used but not defined in this Amendment No. 3 shall have the meanings set forth in the Schedule 13D.

This Amendment No. 3 is being filed to report an increase in the Reporting Persons’ beneficial ownership percentage due to the purchase of Shares by the Reporting Persons.

The Reporting Persons beneficially own an aggregate of 6,679,714 Shares (the “Subject Shares”). The Subject Shares represent approximately 10.7% of the issued and outstanding Shares based on the 62,486,725 Shares reported as outstanding as of May 12, 2023 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2023, as filed with the United States Securities and Exchange Commission on May 16, 2023.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following information:

As of the date hereof, the Reporting Persons are deemed to beneficially own the Subject Shares as detailed in Items 1 and 5. The aggregate purchase price for the Subject Shares is $53,726,321 (inclusive of brokerage commissions and other costs of execution).

Item 5.	Interest in Securities of the Issuer.

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)       The percentages of ownership indicated in this Schedule 13D are calculated based on 62,486,725 Shares of Class A Common Stock (par value $0.001 per share) reported as outstanding as of May 12, 2023 (the “Record Date”), in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended April 1, 2023, as filed with the United States Securities and Exchange Commission on May 16, 2023.

As of the date of this Schedule 13D, the Reporting Persons collectively held an aggregate of 6,679,714 Shares, constituting approximately 10.7% of the Issuer’s outstanding Shares as of the Record Date. As of the date of this Schedule 13D, each Reporting Person may be deemed to have direct beneficial ownership of the Shares as follows:

(i)                 Juniper Fund beneficially owned 4,624,431 Shares, constituting approximately 7.4% of the Issuer’s outstanding Shares as of the Record Date.

(ii)              Juniper Targeted Opportunities beneficially owned 1,956,706 Shares, constituting approximately 3.1% of the Issuer’s outstanding Shares as of the Record Date.

Page 11 of 15 Pages

(iii)            Juniper Multi-Strategy beneficially owned 75,850 Shares, constituting approximately 0.1% of the Issuer’s outstanding Shares as of the Record Date.

(iv)             Juniper HF II, as the general partner of Juniper Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 4,624,431 Shares held by Juniper Fund, constituting approximately 7.4% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF II disclaims beneficial ownership of such Shares for all other purposes.

(v)               Juniper TO, as the general partner of Juniper Targeted Opportunities, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 1,956,706 Shares held by Juniper Targeted Opportunities, constituting approximately 3.1% of the Issuer’s outstanding Shares as of the Record Date. Juniper TO disclaims beneficial ownership of such Shares for all other purposes.

(vi)             Juniper HF, as general partner of Juniper Multi-Strategy, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 75,850 Shares held by Juniper Multi-Strategy, constituting approximately 0.1% of the Issuer’s outstanding Shares as of the Record Date. Juniper HF disclaims beneficial ownership of such Shares for all other purposes.

(vii)          Juniper Investment Company, as the investment advisor of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) the 6,656,987 Shares collectively and directly held by each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, constituting approximately 10.7% of the Issuer’s outstanding Shares as of the Record Date. Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(viii)        Each of Messrs. Michas and Bartholdson, as the managing member of Juniper HF, Juniper HF II, Juniper TO and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the 6,656,987 Shares held by Juniper Fund, Juniper Targeted Opportunities, Juniper Multi-Strategy and Juniper Investment Company, constituting approximately 10.7% of the then outstanding Shares. Each of Messrs. Michas and Bartholdson disclaims beneficial ownership of such Shares for all other purposes.

(ix)             Mr. Bartholdson may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 22,727 Shares, in addition to the 6,656,987 Shares held by Juniper Investment Company, Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, for a total of 6,679,714 Shares, constituting approximately 10.7% of the then outstanding Shares.

(b)        Each of Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy has the sole power to vote or direct their respective vote of 4,624,431, 1,956,706, and 75,850 Shares and the sole power to dispose or direct the disposition of such Shares. Juniper HF II, Juniper TO, Juniper HF, Juniper Investment Company and each of Messrs. Michas and Bartholdson may be deemed to share with Juniper Fund, Juniper Targeted Opportunities, and Juniper Multi-Strategy, as applicable, the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

Page 12 of 15 Pages

(c)        Set forth on Exhibit A to this Schedule 13D is a list of transactions in the Shares effected by the Reporting Persons in the past sixty days. These transactions were all effected in the open market through a broker. Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 is incorporated herein by reference.

Except as described in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A: Schedule of Transactions

Exhibit B: Joint Filing Agreement

A Joint Filing Agreement (incorporate by reference herein to Exhibit B of the Schedule 13D filed by the Reporting Persons on July 21, 2022).

Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

JUNIPER TARGETED OPPORTUNITY FUND, L.P.

By: Juniper HF Investors II, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER HF INVESTORS II, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER MULTI-STRATEGY FUND, L.P.

By: Juniper HF Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER HF INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER TARGETED OPPORTUNITIES, L.P.

By: Juniper Targeted Opportunity Investors, LLC, its General Partner

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

Page 14 of 15 Pages

JUNIPER TARGETED OPPORTUNITY INVESTORS, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By : /s/ John A. Bartholdson
Name: John A. Bartholdson
Title: Managing Member

By : /s/ Alexis P. Michas
ALEXIS P. MICHAS

By : /s/ John A. Bartholdson
JOHN A. BARTHOLDSON

Page 15 of 15 Pages

EXHIBIT A

Transactions in Securities of the Issuer During the Past Sixty Days

Reporting Person	Date of Transaction	Number of Shares Acquired	Price Per Share	Low Price	High Price
Juniper Targeted Opportunities, L.P.	June 12, 2023*	395,401	$2.92	$2.72	$3.00
Juniper Targeted Opportunities, L.P.	June 13, 2023*	60,324	$3.05	$2.99	$3.05
Juniper Targeted Opportunities, L.P.	June 14, 2023*	181,946	$3.24	$3.08	$3.30
Juniper Targeted Opportunities, L.P.	June 15, 2023*	110,180	$3.61	$3.50	$3.63

* The Price Per Share reported above is a weighted average price. The Shares were acquired in multiple transactions at a range of prices as reflected in the table above. Upon request, the Reporting Persons undertake to provide the Issuer, any security holder of the Issuer, or the SEC full information regarding the Shares purchased at each separate price within the ranges set forth above